UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10/A

Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

RIDGEWOOD ENERGY A-1 FUND, LLC
(Exact Name of Registrant as Specified in its Charter)

Delaware	01-0921132
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14 Philips Parkway, Montvale, NJ	07645
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code (800) 942-5550

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Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of class:
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Shares of LLC Membership Interests

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 10/A (the “Form 10”) to the Ridgewood Energy A-1 Fund, LLC (the “Fund”) Form 10 originally filed with the Securities and Exchange Commission (the “SEC”) on February 18, 2010 is being filed in response to an SEC Comment Letter dated May 14, 2010 (the “Comment Letter”) and therefore includes revisions and disclosures in response to the Comment Letter.

FORWARD-LOOKING STATEMENTS

Certain statements in this Registration Statement on Form 10 (“Registration Statement”) and the documents Ridgewood Energy A-1 Fund, LLC (the “Fund”) has incorporated by reference into this Registration Statement, other than purely historical information, including estimates, projections, statements relating to the Fund’s business plans, strategies, objectives and expected operating results, and the assumptions upon which those statements are based, are forward-looking statements based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. You are therefore cautioned against relying on any such forward-looking statements.  Forward-looking statements can generally be identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “plan,” “target,” “pursue,” “may,” “will,” “will likely result,” and similar expressions and references to future periods.  Examples of such events that could cause actual results to differ materially from historical results or those anticipated include weather conditions, such as hurricanes, changes in market conditions affecting the pricing of oil and natural gas, the cost and availability of equipment, and changes in governmental regulations.  Examples of forward-looking statements made herein include statements regarding future projects, investments and insurance. Forward-looking statements made in this document speak only as of the date on which they are made.  The Fund undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

WHERE YOU CAN GET MORE INFORMATION

The Fund will file annual, quarterly and current reports and certain other information with the Securities Exchange Commission (“SEC”). Persons may read and copy any materials the Fund files with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington D.C. 20549, on official business days during the hours of 10 a.m. to 3 p.m. Eastern Time. Information may be obtained from the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

ITEM 1. BUSINESS

Overview

The Fund (an exploratory stage enterprise) is a Delaware limited liability company (“LLC”) formed on February 3, 2009 to acquire interests primarily in oil and gas properties located in the United States waters of Texas, Louisiana and Alabama in the Gulf of Mexico.  Ridgewood Energy Corporation, a Delaware corporation, is the Manager.

The Fund initiated its private placement offering on March 2, 2009, selling whole and fractional shares of membership interests (“Shares”), consisting of Limited Liability Shares of Membership Interests (“Limited Liability Shares”) and Investor GP Shares of Membership Interests (“Investor GP Shares”), primarily at $200 thousand per whole Share, with fractional interests being sold primarily at a price equal to such whole Share price times the amount of the fractional interest purchased. The Limited Liability Shares and the Investor GP Shares constitute a single class of securities as defined in Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  See Item 11. “Description of Registrant’s Securities to be Registered.”  There is no public market for the Shares and one is not likely to develop. In addition, the Shares are subject to material restrictions on transfer and resale and cannot be transferred or resold except in accordance with the Fund’s limited liability company agreement (the “LLC Agreement”) and applicable federal and state securities laws. The offering was terminated on October 13, 2009. The Fund raised $41.1 million and after payment of $6.7 million in offering fees, commissions and investment fees, the Fund had $34.5 million for investments and operating expenses.  See Item 7. “Certain Relationships and Related Transactions, and Director Independence” and Item 10. “Recent Sales of Unregistered Securities” for additional discussion.

The following organization chart shows the ownership structure of Ridgewood Energy Corporation and its affiliated entities:

Organization Chart

Manager

Ridgewood Energy Corporation (the “Manager” or “Ridgewood Energy”) was founded in 1982 by Robert E. Swanson. The Manager has direct and exclusive control over the management of the Fund's operations. With respect to project investments, the Manager locates potential projects, conducts appropriate due diligence and negotiates and completes the transactions in which the investments are made. This includes review of existing title documents, reserve information, and other technical specifications regarding a project, and the review and preparation of participation agreements and other agreements relating to an investment.

The Manager performs, or arranges for the performance of, the management, advisory and administrative services required for Fund operations. Such services include, without limitation, the administration of shareholder accounts, shareholder relations and the preparation, review and dissemination of tax and other financial information. In addition, the Manager provides office space, equipment and facilities and other services necessary for Fund operations. The Manager also engages and manages the contractual relations with unaffiliated custodians, depositories, accountants, attorneys, broker-dealers, corporate fiduciaries, insurers, banks and others as required.

The Fund is required to pay all other expenses it may incur, including insurance premiums, expenses of preparing and printing periodic reports for shareholders and the SEC, commission fees, taxes, outside legal, accounting and consulting fees, litigation expenses and other expenses. The Fund is required to reimburse the Manager for all such expenses paid on its behalf.

As compensation for its services, the Manager is entitled to an annual management fee, payable monthly, equal to 2.5% of the total capital contributions made by the Fund’s shareholders, net of cumulative dry-hole and related well costs incurred by the Fund.  The Manager is entitled to receive an annual management fee from the Fund regardless of the Fund’s profitability in that year.  For the period February 3, 2009 (Inception) through December 31, 2009, management fees were $0.6 million.  Additionally, the Manager is entitled to receive a 15% interest in cash distributions made by the Fund.  No distributions have been paid by the Fund during the period February 3, 2009 (Inception) through December 31, 2009.

In 2009, the Fund incurred a one-time investment fee to the Manager of approximately 4.5% of initial capital contributions, or $1.9 million, for services of investigating and evaluating investment opportunities and effecting transactions.  Additionally, in 2009, the Fund incurred an offering fee, payable to the Manager, totaling $1.4 million, which approximated 3.5% of capital contributions directly related to the offer and sale of Shares.  At December 31, 2009, such offering fee was included in syndication costs of $4.8 million.

Business Strategy

The Fund’s primary investment objective is to generate cash flow for distribution to its shareholders by generating returns across a portfolio of exploratory or development stage shallow water or deepwater projects.  Distributions will be funded from cash flow from operations, and the frequency and amount are within the Manager’s discretion subject to available cash from operations, cash requirements and Fund operations.  The Fund invests in the drilling and development of both shallow and deepwater oil and natural gas projects in the U.S. waters of the Gulf of Mexico, in partnership with leading exploration and production companies.  Although the Fund intends to focus primarily on exploratory oil and natural gas projects, it will also investigate and, if appropriate, invest in non-exploratory projects, such as producing projects and projects that have proven undeveloped reserves, some of which may need capital to construct, install or acquire the necessary infrastructure assets, such as rigs, pipelines or other equipment needed to gather, process and transport oil or natural gas.  Some of these non-exploratory projects may also contain probable or possible reserves, which could be a factor in the purchase price paid by the Fund to acquire such projects.  The Fund will rigorously screen and evaluate non-exploratory projects using the same investment screening and selection process used for exploratory stage projects, although, depending on the nature and type of a non-exploratory project, additional or different evaluative tools and processes may be needed by the Fund when evaluating such projects.

Ridgewood Energy, through the funds it manages, has offered qualified investors the opportunity to invest in oil and natural gas projects in the Gulf of Mexico. Each such fund directly owns a proportionate share of multiple Gulf of Mexico projects. Thus, each fund shareholder, through its ownership of fund securities, derivatively owns a proportionate share of the lease, the wells and associated production platforms, as well as the oil and natural gas produced. Once a well begins production and oil or gas is produced, each fund sells its gas or oil every month and from those sales monthly cash distributions are made to shareholders. Ridgewood Energy thereby offers investors ownership of working interests in large Gulf of Mexico projects with major energy companies. While exploratory projects carry substantial risk, Ridgewood Energy attempts to mitigate these substantial risks across the funds by diversifying and investing each fund in several projects that have the potential for multiple wells.

The Fund does not market itself to investors as a vehicle for generating tax losses, although it does market the availability of investor general partner status, which allows investor general partners to deduct losses against ordinary income under the working interest in oil and gas exception of the passive activity loss rules.  In addition, the exploration and production of oil and natural gas generates certain tax benefits for investors.   For example, investors in the Fund, as well as those in any other fund engaged in the same activity, may be able to deduct intangible drilling costs and depletion.  The importance of these tax benefits to investors depends on the particular investor’s tax structure and circumstance.  Investors in the Fund are urged to consult with a tax advisor with respect to their own individual tax consequences.

Investment Strategy

The Fund invests its capital with major operators through working interests with such operators and, in some cases, other energy companies that also own or acquire working interests in the projects.  A working interest is an undivided fractional interest in a lease block acquired from the U.S. government or from an operator who has acquired the working interest.  A working interest includes the right to drill, produce and conduct operating activities and share in any resulting oil and natural gas production.  It is standard industry procedure for operators to take 25% to 50% interests in multiple drilling projects, rather than 100% interests in a few projects, in order to share risk, obtain independent technical validation and stretch exploration budgets that are split across numerous regions of the world.  Ridgewood Energy evaluates each project and its operator on an individual project basis, allowing the Fund to invest in what Ridgewood Energy believes are the projects with the most attractive risk/reward ratios.  Critical to the success of this approach is the ability of Ridgewood Energy to diversify the Fund’s portfolio across project types and operators.  Attributes sought in projects for investment include: depth of scientific analysis and preparation; strong potential project economics and favorable operating agreement terms; similarity to existing producing properties; and expertise of the operator in the proposed region/geology/technical environment.  Attractive characteristics of potential and existing operators include industry contacts and relationships, sophisticated geological and geophysical teams and, most importantly, a strong track record of success.

Invest in “Drill-Ready” Exploratory Projects

Ridgewood Energy’s strategy of investing the Fund’s capital alongside major operators only at the drill-ready stage is designed to limit the Fund’s exposure to exploratory risk.  A drill-ready project is one in which an operator has already spent a significant amount of capital and technical resources on seismic and engineering analysis to evaluate the opportunity, to complete the lease block acquisition, to secure the drilling rights and to obtain internal management approval to commit capital to begin drilling.  The upfront work performed by the operator quantifies and reduces the Fund’s exposure to the risk of drilling wells that are not commercially producible discoveries (or a dry hole) and provides Ridgewood Energy with access to the analytics of geoscientists and engineers and the Gulf of Mexico operators.  In return, the operator who performs this upfront work to generate the potential project may receive a “promote” on the cost of the initial exploratory well.  Under a promote arrangement, the Fund would pay a larger share of the drilling costs of the first well.  For a successful well, all of the Fund’s subsequent costs, including completion costs for the exploratory well, the costs of all development wells, infrastructure costs such as production platforms and pipelines, and day-to-day operating costs for the life of the project, would be paid on a proportionate basis to its working interest ownership.

Investment Process

Although Ridgewood Energy’s model of investing fund capital with operators affords it access to industry-leading technical and engineering resources, Ridgewood Energy performs its own due diligence on, and independently evaluates, all of the projects in which the Fund invests and all investment decisions are based on the collective analysis of the Ridgewood Energy management team.  The Ridgewood Energy management team conducts an initial screening process to identify new project investment opportunities utilizing their training, experience and industry relationships.  Ridgewood Energy is selective as to which projects it pursues.  Key criteria that form part of the detailed evaluation include the identity of the operator and other partners, the technical quality of the project, access to existing infrastructure, drilling schedule and rig availability and project economics and terms.

Ridgewood Energy maintains an investment committee consisting of five members, which provides operational, financial, scientific and technical oil and gas expertise to the Fund (the “Investment Committee”).  Four members of the Investment Committee are based out of the Manager’s Montvale, New Jersey office and one member is based out of the Manager’s Houston, Texas office.  Once the technical and economic analyses of a potential project are complete and a project has been deemed to satisfy Ridgewood Energy’s technical criteria, provide an attractive economic risk/reward ratio, and fit within Ridgewood Energy’s diversification strategy, final investment approval is made by the Investment Committee.  When reviewing a project for final investment approval, the Investment Committee seeks to balance the economics of the projects, the potential sizes of the projects, the diversity of the operators, and the likely timing of new projects   The Investment Committee also considers the geological, financial and operating risks of the proposed project and compares these risks to the existing portfolio of Ridgewood Energy projects.  The Investment Committee further focuses on the initial well cost relative to the overall revenue potential of the project.

Participation and Joint Operating Agreements

Once Ridgewood Energy decides that a project is an appropriate investment for the Fund, the Fund will seek to enter into a joint operating agreement with the other working interest owners in a lease.  Ridgewood Energy negotiates the joint operating agreement with the goal of achieving the best possible economics and governance rights for the Fund in connection with acquiring the interest.  Under the joint operating agreement, proposals and decisions are made based on percentage ownership approvals and although an operator’s percentage ownership may constitute a majority ownership, operators generally seek consensus relating to project decisions.  As a result, Ridgewood Energy and other partners generally retain the right to make proposals and influence decisions involving certain operational matters associated with a project.  This approval discretion and the operator’s desire to execute the project efficiently and expeditiously can function to effectively limit the operator’s inclination to act on its own, or against the interests of the participants in the project.

Project Information

Existing projects, and future projects, if any, are expected to be located in the waters of the Gulf of Mexico offshore from Texas, Louisiana and Alabama, on the Outer Continental Shelf (“OCS”). The Outer Continental Shelf Lands Act (“OCSLA”), which was enacted in 1953, governs certain activities with respect to working interests and the exploration of oil and natural gas in the OCS.  See further discussion under the heading “Regulation” in this Item 1. “Business”.

As part of the leasing activity and as required by the OCSLA, the leases auctioned include specified lease terms such as the length of the lease, the amount of royalty to be paid, lease cancellation and suspension, and, to a degree, the planned activities of exploration and production to be conducted by the lessee.

Leases in the OCS are generally issued for a primary lease term of 5, 8 or 10 years depending on the water depth of the lease block. The 5-year lease term is for blocks in water depths generally less than 400 meters, 8 years for depths between 400 meters and 800 meters and 10 years for depths in excess of 800 meters. During this primary lease term, except in limited circumstances, lessees are not subject to any particular requirements to conduct exploratory or development activities. However, once a lessee drills a well and begins production, the lease term is extended for the duration of commercial production.

The lessee of a particular block, for the term of the lease, has the right to drill and develop exploratory wells and conduct other activities throughout the block. If the initial well on the block is successful, a lessee, or third-party operator for a project, may conduct additional geological studies and may determine to drill additional or development wells. If a development well is to be drilled in the block, each lessee owning working interests in the block must be offered the opportunity to participate in, and cover the costs of, the development well up to that particular lessee’s working interest ownership percentage.

Generally, working interests in an offshore natural gas lease under the OCSLA pay a 16.67% or 18.75% royalty to the Mineral Management Services (“MMS”) for shallow -water projects, dependent upon the lease date, and a 12.5% royalty to the MMS for deepwater projects. Therefore, the net revenue interest of the holders of 100% of the working interest in the projects in which the Fund will invest is between 81.25% and 83.33% of the total revenue for shallow -water projects and 87.5% of the total revenue for deepwater projects, and, such net revenue amount is further reduced by any other royalty burdens that apply to a lease block.  Other than MMS royalties, the Fund does not have material royalty burdens.

Properties

The Fund owns working interests and has participated in the drilling of four wells; one is not currently scheduled to commence drilling, two have been determined to be discoveries and one has been determined to be a dry hole.
			Off-shore
			Location in		Drilling	Total Spent
		Working	Gulf of	Target	Risk	through
	Lease Block	Interest	Mexico	Depth	(a)	December 31, 2009
				(feet)	(in thousands)
Future project
	Pearl Project	22.5%	Texas	15,000	$3,675	$245

Drilling as of December 31, 2009/Determined to be a dry hole in May 2010 (b)
	Dakota Project	7.0%	Louisiana	21,500	$3,073	$2,848

Discoveries
	Alpha Project	3.75%	Louisiana	13,500	N/A	$2,334
	Raven Project	25.0%	Louisiana	18,800	N/A	$3,956

(a)
Drilling risk represents the Fund’s committed exposure for estimated costs incurred prior to the determination of a well’s commercial productivity.  Such costs include costs for drilling the well and testing for the presence of hydrocarbons, as well as the cost for leasing land, seismic purchase and reprocessing.  Under the successful efforts method of accounting for oil and gas properties, the Fund capitalizes such costs pending determination of whether the well contains proved commercial reserves.  If proved commercial reserves are not found, such costs are expensed as dry-hole costs. The Fund exepects such costs to be incurred within one year of the onset of drilling.

(b)	Dry-hole costs represent costs incurred for wells that have been drilled but do not have commercially productive quantities of oil and/or natural gas reservoirs and have been plugged and abandoned.

Future Project
Pearl  Project
In March 2009, the Fund acquired a 22.5% working interest in the Pearl Project, an exploratory well.  The Pearl Project is not currently scheduled to commence drilling.  Through December 31, 2009, the Fund has capitalized $0.2 million related to this well, for which the Fund’s total estimated capital budget is $8.4 million.

Drilling as of December 31, 2009
Dakota  Project
In October 2009, the Fund acquired a 7.0% working interest in the Dakota Project, an exploratory well.  The Dakota Project commenced drilling in December 2009.  Through December 31, 2009, the Fund has capitalized $2.8 million related to this well, for which the Fund’s total estimated capital budget is $4.4 million.

On May 17, 2010, the Fund was informed by the operator that the Dakota Project did not have commercially productive quantities of either gas or oil and has been determined to be an unsuccessful well, or dry hole. As a result of the dry hole, the Fund has incurred approximately $3.0 million of charges during the second quarter of 2010. The Fund does not expect this dry hole to result in any significant additional expenditures.

Discoveries
Alpha Project
In September 2009, the Fund acquired a 3.75% working interest in the Alpha Project, an exploratory well.   The project began drilling in September 2009 and was determined to be a discovery in October 2009.  Completion efforts are ongoing and production is expected in second quarter 2011. Through December 31, 2009, the Fund has capitalized $2.3 million related to this well, for which the Fund’s total estimated capital budget is $6.7 million.

Raven Project
In June 2009, the Fund acquired a 25.0% working interest in the Raven Project, an exploratory well.   The project began drilling in September 2009 and was determined to be a discovery in December 2009.  Completion efforts are ongoing and production is expected in third quarter 2010. Through December 31, 2009, the Fund has capitalized $4.0 million related to this well, for which the Fund’s total estimated capital budget is $7.2 million.

In late-April 2010 in the Gulf of Mexico, as reported in the press, an explosion and fire occurred on the Deepwater Horizon drilling rig, which was engaged related to a BP-operated project, with which the Fund has no affiliation.   As a result of the explosion and resultant oil spill, the U.S. government has placed a moratorium on deepwater drilling operations in the Gulf of Mexico.  As of the date of this filing, there has been no impact to the Fund or its wells, as detailed above, as such moratorium commenced after the Dakota Project had completed its drilling phase, which resulted in a dry-hole determination.  Completion efforts for the Alpha and Raven projects have not been impacted by the moratorium and the Pearl Project is not currently scheduled.

Oil and Natural Gas Agreements

As of the date of this Registration Statement, none of the Fund's projects are producing and therefore no definitive arrangements have been made for the sale or transportation of oil and natural gas that may be produced from the Fund's projects. The Manager believes that it is likely that oil and natural gas from the Fund’s current and future projects will have access to pipeline transportation and can be marketed accordingly.

Operator

The projects in which the Fund has invested are operated and controlled by unaffiliated third-party entities acting as operators. The operators are responsible for drilling, administration and production activities for leases jointly owned by working interest owners and act on behalf of all working interest owners under the terms of the applicable operating agreement. In certain circumstances, operators will enter into agreements with independent third-party subcontractors and suppliers to provide the various services required for operating leases.

Because the Fund does not operate any of the projects in which it has acquired an interest, shareholders not only bear the risk that the Manager will be able to select suitable projects, but also that, once selected, such projects will be managed prudently, efficiently and fairly by the operators.

Insurance

The Manager has obtained and maintains what it believes to be adequate insurance for the funds that it manages.  The Manager has obtained hazard, property, general liability and other insurance in commercially reasonable amounts to cover its projects, as well as general liability, directors’ and officers’ liability and similar coverage for its business operations. However, there is no assurance that such insurance will be adequate to protect the Fund from material losses related to the projects.   Further, for the policy period August 2009 through July 2010, the Manager did not obtain coverage for named windstorm.  As a result of the losses underwriters incurred from claims arising from Hurricane Ike, a named windstorm in September 2008, the Manager determined that the premiums sought by underwriters for, and the deductibles applicable to, coverage for named windstorm made obtaining such coverage for such policy period prohibitively expensive in light of the risks.  In addition, the Manager's past practice has been to obtain insurance as a package that is intended to cover most, if not all, of the funds under its management.  The Manager will re-evaluate its coverage on an annual basis.  While the Manager believes it has obtained adequate insurance in accordance with customary industry practices, the possibility exists, depending on the extent of the incident, that insurance coverage may not be sufficient to cover all losses.  In addition, depending on the extent, nature and payment of any claims to the Fund's affiliates, yearly insurance limits may be exhausted and become insufficient to cover a claim made by the Fund in a given year.

Conflicts of Interests

The Manager’s operation of the Fund is subject to potential conflicts of interest that may adversely affect or influence the Manager’s management of the Fund.  Some of these potential conflicts of interest include without limitation:

•	the employees of Ridgewood Energy must allocate their time among all funds managed by the Manager;
•	the Manager allocates investments among and between Ridgewood Energy funds, including the Fund;
•	the Manager receives compensation and fees from the Fund, but these fees have not been established on the basis of arms-length negotiations and are owed regardless of profitability;
•
the Manager has broad discretion to determine distributions, allocations, profits and losses and other items and the entitlement of the Manager to fees and compensation can be affected by such determinations;

•	conflicts created from the conflicting investment objective of the Fund’s investors; and
•	the Manager can make determinations of the value of the Fund assets and such determination may affect the performance record of the Fund.

Many of the conflicts listed above, as well as others, are inherent to the nature and management of an investment in the Fund.   Conflicts have occurred infrequently, if at all, during the Manager’s management of the Ridgewood Energy funds, including those that arise in connection with the allocation of investments.

The Manager does not have any formally adopted policies for handling conflicts.  However, when actions are required, they are dictated and governed by informal procedures and guidelines used by the Manager in light of its fiduciary obligations to all parties subject to the conflict.  Making determinations as a fiduciary for more than one fund requires consideration of the specific facts and circumstances.  What may be a proper resolution of a conflict at one time for a certain fund under given facts may not be the best solution for another fund under the same set of facts or under similar circumstances.  The Manager has fiduciary obligations to all funds involved in a conflict and acts accordingly with prudence and due care.  The primary conflict arises during the allocation of “new” projects among the energy programs sponsored by the Manager. In such instances, the Manager generally seeks to utilize the oldest capital first by placing projects (or a percentage thereof) with the older Ridgewood Energy funds that may have unallocated capital, taking into account the amount of capital needed to make the investment in the project.

Such unallocated capital exists for a variety of reasons.  One reason is that the prior Ridgewood Energy fund may be a relatively newly formed fund and the Manager may not have fully invested or reserved such fund’s existing capital in projects. A more frequent cause is that one or more projects in which the fund invested were deemed a dry-hole.  When a Ridgewood Energy fund (including the Fund) invests in a project, it must not only commit sufficient capital to cover its share of the drilling costs, it must also reserve sufficient capital to cover its share of the development costs should the well be deemed successful.  If the well is deemed a dry-hole, it will not be completed and the development capital the Ridgewood Energy fund reserved for such development costs will be available for future investments.

Resolving potential conflicts with respect to project allocation among Ridgewood Energy funds is factually intensive, and a resolution of a conflict in one instance may not be the proper resolution of a similar subsequent conflict.  As a result, neither the Fund nor the Manager has adopted specific and formal policies covering conflicts because such policies could potentially require rigid application of the policy requirements to factual circumstances in which a resolution not necessarily dictated by the policy would be a better resolution for all investors.

The Manager, however, does have procedures and guidelines in place in the event of such conflicting responsibilities, which procedures and guidelines influence and direct the Manager’s behavior when confronting conflicts with due consideration of the Manager’s fiduciary duties to the Fund, and other Ridgewood Energy funds, in connection with its position and responsibilities as Manager.  Such guidelines include:

●
The allocation of a project, if any, is made after a careful review of the project’s attributes in conjunction with the needs and circumstances of the Ridgewood Energy funds that have sufficient capital to acquire an interest in the project.  The Manager will review, among other things:

o	the project’s location, depth, costs, drilling schedule, partners, operator, potential reserves, technological difficulties, if any; and
o	the portfolios of the Ridgewood Energy funds with sufficient capital to determine each fund’s portfolio diversification with respect to project location, operator, partner, and depth.
●
After carefully reviewing this information, the Manager will then allocate the remainder of the project, if any, to the Ridgewood Energy fund, or funds, to which the Manager believes the project is most suitable.

Generally, the Manager will attempt, in good faith and in light of its fiduciary obligations to those involved, to resolve all conflicts of interest in a fair and equitable manner with respect to all persons affected by such conflicts.

Salvage Fund

As to projects in which the Fund owns a working interest, the Fund deposits in a separate interest-bearing account, or salvage fund, which is in the nature of a sinking fund, cash to provide for the Fund’s proportionate share of the anticipated cost of dismantling production platforms and facilities, plugging and abandoning the wells, and removing the platforms, facilities and wells in respect of the projects after the end of their useful lives, in accordance with applicable federal and state laws and regulations.  The Fund has deposited $1.0 million from capital contributions into a salvage fund, which, along with interest earned on this account, the Fund estimates to be sufficient to meet the Fund’s potential requirements. If, at any time, the Manager determines the salvage fund will not be sufficient to cover the Fund’s proportionate share of expense, the Fund may transfer amounts from capital contributions or operating income to fund the deficit.  Payments to the salvage fund will reduce the amount of cash distributions that may be made to investors by the Fund.  Any portion of a salvage fund that remains after the Fund pays its share of the actual salvage cost will be distributed to the shareholders. There are no legal restrictions on the withdrawal or use of the salvage fund.

Seasonality

Generally, the Fund's business operations are not subject to seasonal fluctuations in the demand for oil and natural gas that would result in more of the Fund's oil and natural gas being sold, or likely to be sold, during one or more particular months or seasons. Once a project is producing, the operator of the project extracts oil and natural gas reserves throughout the year. Once extracted, oil and natural gas can be sold at any time during the year.

The Fund’s properties are located in the Gulf of Mexico; therefore its operations and cash flows may be significantly impacted by hurricanes and other inclement weather.  Such events may also have a detrimental impact on third-party pipelines and processing facilities, upon which the Fund relies to transport and process the oil and natural gas it produces. The National Hurricane Center defines hurricane season in the Gulf of Mexico as June 1st through November 30th.  The Fund did not experience any damage or shut-ins, or production stoppages, due to hurricane activity in 2009.

Customers

The Fund's existing projects have not yet been developed to the point where reserves of oil and natural gas have been extracted. As a result, the Fund has not yet contracted with third parties to sell such oil and natural gas and therefore has no customers.

Energy Prices

Historically, the markets for and prices of oil and natural gas have been extremely volatile, and they are likely to continue to be volatile in the future.  This volatility is caused by numerous factors and market conditions that the Fund cannot control or influence.  Therefore, it is impossible to predict the future price of oil and natural gas with any certainty.  Low commodity prices could have an adverse affect on the Fund’s future profitability.  The Fund has not engaged in any price risk management programs or hedges.

Competition

Strong competition exists in the acquisition of oil and natural gas leases and in all sectors of the oil and natural gas exploration and production industry. Although the Fund does not compete for lease acquisitions from the MMS, it does compete with other companies for the acquisition of percentage ownership interests in oil and natural gas working interests in the secondary market.

In many instances, the Fund competes for projects with large independent oil and natural gas producers who generally have significantly greater access to capital resources, have a larger staff, and more experience in oil and natural gas exploration and production than the Fund. As a result, these larger companies are in a position that they could outbid the Fund for a project. However, because these companies are so large and have such significant resources, they tend to focus more on projects that are larger, have greater reserve potential, and cost significantly more to explore and develop.  The focus of these companies on larger projects does not necessarily mean that they will not investigate and/or acquire projects for which the Fund typically competes.  The Manager is often able to win project participations ahead of such competitors for the following reasons: (i) Ridgewood Energy has an investment process that is not subject to the more layered decision-making processes that typically exist within large oil and gas companies; such processes enable Ridgewood Energy to assimilate financial, seismic and operational data in relation to a prospective project and assess the terms on which the project is being offered, which the Fund believes puts Ridgewood Energy in a position to reach an investment decision well in advance of most large oil and gas companies; (ii)  Ridgewood Energy is an active exploration and production participant in the Gulf of Mexico, and as a result, the management team is in regular contact with all the major operators and is therefore able to contribute valuable perspectives both from a geological and operational viewpoint; and (iii) Ridgewood Energy is typically not viewed as a competitor by the syndicating operator, as Ridgewood Energy does not participate in lease block sales but only invests in drill-ready syndicated projects.

Employees

The Fund has no employees as the Manager operates and manages the Fund.

Offices

The principal executive office of the Fund and the Manager is located at 14 Philips Parkway, Montvale, NJ 07645, and its phone number is 800-942-5550.  The Manager leases additional office space at 11700 Old Katy Road, Houston, TX 77079.  In addition, the Manager maintains leases for other offices that are used for administrative purposes.

Regulation

Oil and natural gas exploration, development and production activities are subject to extensive federal and state laws and regulations. Regulations governing exploration and development activities require, among other things, the Fund’s operators to obtain permits to drill projects and to meet bonding, insurance and environmental requirements in order to drill, own or operate projects. In addition, the location of projects, the method of drilling and casing projects, the restoration of properties upon which projects are drilled and the plugging and abandoning of projects are also subject to regulations.

The Fund’s projects are located in the offshore waters of the Gulf of Mexico on the OCS. The Fund’s operations and activities are therefore governed by the OCSLA and certain other laws and regulations described herein.

Outer Continental Shelf Lands Act

Under OCSLA, the United States federal government has jurisdiction over oil and natural gas development on the OCS. As a result, the United States Secretary of the Interior is empowered to sell exploration, development and production leases of a defined submerged area of the OCS, or a block, through a competitive bidding process. Such activity is conducted by the MMS, an agency of the United States Department of Interior. The MMS administers federal offshore leases pursuant to regulations promulgated under the OCSLA. Lessees must obtain MMS approval for exploration, development and production plans prior to the commencement of offshore operations. In addition, approvals and permits are required from other agencies such as the U.S. Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency. The Fund is not involved in the process of obtaining any such approvals or permits. Offshore operations are subject to numerous regulatory requirements, including stringent engineering and construction specifications related to offshore production facilities and pipelines and safety-related regulations concerning the design and operating procedures of these facilities and pipelines. MMS regulations also restrict the flaring or venting of production and proposed regulations would prohibit the flaring of liquid hydrocarbons and oil without prior authorization.

The MMS has also imposed regulations governing the plugging and abandonment of wells located offshore and the installation and removal of all production facilities. Under certain circumstances, the MMS may require operations on federal leases to be suspended or terminated. Any such suspension or termination could adversely affect the Fund’s operations and interests.

The MMS conducts auctions for lease blocks of submerged areas offshore. As part of the leasing activity and as required by the OCSLA, the leases auctioned include specified lease terms such as the length of the lease, the amount of royalty to be paid, lease cancellation and suspension, and, to a degree, the planned activities of exploration and production to be conducted by the lessee. In addition, the OCSLA grants the Secretary of the Interior continuing oversight and approval authority over exploration plans throughout the term of the lease.

Sales and Transportation of Oil and Natural Gas

Upon production, the Fund intends to sell its proportionate share of oil and natural gas, through the operator or third-party marketer on the Fund’s behalf, to the market and receive market prices from such sales. These sales are not currently subject to regulation by any federal or state agency. However, in order for the Fund to make such sales, it will depend upon unaffiliated pipeline companies whose rates, terms and conditions of transport are subject to regulation by the Federal Energy Regulatory Commission ("FERC"). The rates, terms and conditions are regulated by FERC pursuant to a variety of statutes, including the OCSLA, the Natural Gas Policy Act and the Energy Policy Act of 1992. Generally, depending on certain factors, pipelines can charge rates that are either market-based or cost-of-service. In some circumstances, rates can be agreed upon pursuant to settlement. Thus, the rates that pipelines will charge the Fund, although regulated, are beyond the Fund’s control. Nevertheless, such rates would apply uniformly to all transporters on that pipeline and, as a result, management does not anticipate that the impact to the Fund of any changes in such rates, terms or conditions would be materially different than the impact upon other oil or natural gas producers and marketers.

Environmental Matters and Regulation

The Fund’s operations are subject to pervasive environmental laws and regulations governing the discharge of materials into the air and water and the protection of aquatic species and habitats. However, although it shares the liability along with its other working interest owners for any environmental damage, most of the activities to which these environmental laws and regulations apply are conducted by the operator on the Fund’s behalf. Nevertheless, environmental laws and regulations to which its operations are subject may require the Fund, or the operator, to acquire permits to commence drilling operations, restrict or prohibit the release of certain materials or substances into the environment, impose the installation of certain environmental control devices, require certain remedial measures to prevent pollution and other discharges such as the plugging of abandoned projects and, finally, impose in some instances severe penalties, fines and liabilities for the environmental damage that may be caused by the Fund’s projects.

Some of the environmental laws that apply to oil and natural gas exploration and production are:

The Oil Pollution Act. The Oil Pollution Act of 1990, as amended (the “OPA”), amends Section 311 of the Federal Water Pollution Control Act of 1972 (the “Clean Water Act”) and was enacted in response to the numerous tanker spills, including the Exxon Valdez, that occurred in the 1980s. Among other things, the OPA clarifies the federal response authority to, and increases penalties for, such spills. The OPA establishes a new liability regime for oil pollution incidents in the aquatic environment. Essentially, the OPA provides that a responsible party for a vessel or facility from which oil is discharged or that poses a substantial threat of a discharge could be liable for certain specified damages resulting from a discharge of oil, including clean-up and remediation, loss of subsistence use of natural resources, real or personal property damages, as well as certain public and private damages. A responsible party includes a lessee of an offshore facility.

The OPA also requires a responsible party to submit proof of its financial responsibility to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill. Under the OPA, parties responsible for offshore facilities must provide financial assurance of at least $35 million to address oil spills and associated damages. In certain limited circumstances, that amount may be increased to $150 million. As indicated earlier, the Fund has not been required to make any such showing to the MMS as the operators are responsible for such compliance. However, notwithstanding the operators’ responsibility for compliance, in the event of an oil spill, the Fund, along with the operators and other working interest owners, could be liable under the OPA for the resulting environmental damage.

Clean Water Act. Generally, the Clean Water Act imposes liability for the unauthorized discharge of pollutants, including petroleum products, into the surface and coastal U.S. waters except in strict conformance with discharge permits issued by the federal, or state if applicable, agency. Regulations governing water discharges also impose other requirements, such as the obligation to prepare spill response plans. The Fund’s operators are responsible for compliance with the Clean Water Act, although the Fund may be liable for any failure of the operator to do so.

Federal Clean Air Act. The Federal Clean Air Act of 1970, as amended (the “Clean Air Act”), restricts the emission of certain air pollutants. Prior to constructing new facilities, permits may be required before work can commence and existing facilities may be required to incur additional capital costs to add equipment to ensure and maintain compliance.  As a result, the Fund’s operations may be required to incur additional costs to comply with the Clean Air Act.

Other Environmental Laws. In addition to the above, the Fund’s operations may be subject to the Resource Conservation and Recovery Act of 1976, as amended, which regulates the generation, transportation, treatment, storage, disposal and cleanup of certain hazardous wastes, as well as the Comprehensive Environmental Response, Compensation and Liability Act, which imposes joint and several liability without regard to fault or legality of conduct on classes of persons who are considered responsible for the release of a hazardous substance into the environment.

The above represents a brief outline of the major environmental laws that may apply to the Fund’s operations. The Fund believes that its operators are in compliance with each of these environmental laws and the regulations promulgated thereunder.  The Fund does not believe that the costs of compliance with applicable environmental laws, including federal, state and local laws, will have a material adverse impact on its financial condition and/or operations.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to beneficial ownership of the Shares as of June 28, 2010 (no person owns more than 5% of the Shares) by:

•	each executive officer (there are no directors); and
•	all of the executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all Shares shown as beneficially owned by them.  Percentage of beneficial ownership is based on 207.7026 Shares outstanding at June 28, 2010.  Other than as indicated below, no officer or director of the Manager or the Fund owns any of the Fund's Shares.

Name of beneficial owner	Number of Shares	Percent

Robert E. Swanson (1), Chief Executive Officer	1	*
Executive officers as a group (1)	1	*

* Represents less than one percent.
(1) Includes shares owned by Mr. Swanson’s family members and Trusts, which he controls.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

The Fund has engaged Ridgewood Energy as the Manager. The Manager has very broad authority, including the authority to appoint the executive officers of the Fund.  Executive officers of Ridgewood Energy and the Fund and their ages at December 31, 2009 are as follows:

Officer of
Ridgewood Energy
Name, Age and Position with Registrant	Corporation Since

Robert E. Swanson, 62
Chief Executive Officer	1982

Kenneth W. Lang, 55
President and Chief Operating Officer	2009

Kathleen P. McSherry, 44
Executive Vice President and
Chief Financial Officer	2001

Robert L. Gold, 51
Executive Vice President	1987

Daniel V. Gulino, 49
Senior Vice President and General Counsel	2003

The officers in the above table have also been officers of the Fund since February 3, 2009, the date of inception of the Fund, with the exception of Mr. Lang who has been an officer of Ridgewood Energy and the Fund since June 2009.  The officers are employed by and paid exclusively by the Manager.  In addition to serving as officers of the Fund, each of the officers set forth above and described below, serves in the same capacity as described above for all currently active Ridgewood Energy funds managed by Ridgewood Energy. Such officers devote and divide their time among all the funds sponsored by Ridgewood Energy, and those of affiliates, on a when and as needed basis.  Set forth below is certain biographical information regarding the executive officers of Ridgewood Energy and the Fund:

Robert E. Swanson has served as the Chairman, Chief Executive Officer, and controlling shareholder of Ridgewood Energy since its inception in 1982 and is the Chairman of the Investment Committee.  Mr. Swanson serves as Chief Executive Officer of the Fund and all active Ridgewood Energy funds currently managed by Ridgewood Energy. Mr. Swanson is also the Chairman of Ridgewood Renewable Power, LLC and Ridgewood Capital Management, LLC, and President of Ridgewood Securities Corporation, management companies that are affiliates of Ridgewood Energy.  Mr. Swanson is a member of the New York State and New Jersey State Bars, the Association of the Bar of the City of New York and the New York State Bar Association. He is a graduate of Amherst College and Fordham University Law School.

Kenneth W. Lang has served as the President and Chief Operating Officer of Ridgewood Energy since June 2009 and is a member of the Investment Committee.  Mr. Land serves as President and Chief Operating Officer of the Fund and all active Ridgewood Energy funds currently managed by Ridgewood Energy. Prior to joining the Fund, Mr. Lang was with BP for twenty-four years, ultimately serving for his last 2 years with BP as Senior Vice President for BP’s Gulf of Mexico business and a member of the Board of Directors for BP America, Inc. Prior to that Mr. Lang was Vice President - Production for BP.   After 24 years of service to BP, Mr. Lang retired and devoted fifteen months of personal time to pursue and explore other interests.  Mr. Lang is a graduate of the University of Houston.

Kathleen P. McSherry has served as the Executive Vice President and Chief Financial Officer of Ridgewood Energy since 2001 and is a member of the Investment Committee. Ms. McSherry serves as Executive Vice President and Chief Financial Officer of the Fund and all active Ridgewood Energy funds currently managed by Ridgewood Energy. Ms. McSherry also serves as Vice President of Systems and Administration of Ridgewood Power. Ms. McSherry holds a Bachelor of Science degree in Accounting.

Robert L. Gold has served as the Executive Vice President of Ridgewood Energy since 1987 and is a member of the Investment Committee.  Mr. Gold serves as Executive Vice President of the Fund and all active Ridgewood Energy funds currently managed by Ridgewood Energy. Mr. Gold has also served as the President and Chief Executive Officer of Ridgewood Capital since its inception in 1998. Mr. Gold is a member of the New York State Bar. Mr. Gold is a graduate of Colgate University and New York University School of Law.

Daniel V. Gulino has served as Senior Vice President and General Counsel of Ridgewood Energy since 2003. Mr. Gulino serves as Senior Vice President and General Counsel of the Fund and all active Ridgewood Energy funds currently managed by Ridgewood Energy. Mr. Gulino also serves as Senior Vice President and General Counsel of Ridgewood Renewable Power, Ridgewood Capital Management, and Ridgewood Securities Corporation.  Mr. Gulino is a member of the New Jersey State and Pennsylvania State Bars.  Mr. Gulino is a graduate of Fairleigh Dickinson University and Rutgers School of Law.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The following is a summary description of the Shares.  This description is not complete and is qualified in its entirety by the full text of the LLC Agreement, which has been filed as an exhibit to this Form 10, and which is hereby incorporated by reference.

The Fund is a Delaware limited liability company.   The shares to be registered hereunder are the Shares, which may, at the discretion of the shareholder at initial issuance by the Fund, be either a Limited Liability Share or an Investor GP Share.  Investor GP Shares will be automatically converted into Limited Liability Shares when drilling activities of the Fund that generate tax deductions based on drilling costs are completed or at such time and in such manner as determined by the Manager. Because such conversion of Investor GP Shares to Limited Liability Shares is “automatic” upon the completion of such drilling activities, the Manager cannot delay the conversion.  In any event, the conversion of Investor GP Shares to Limited Liability Shares will take place upon the earlier of (i) completion of such drilling activities and (ii) before such drilling activities are complete if, the Manager, in its discretion, determines to convert the Investor GP Shares to Limited Liability Shares earlier due to the adoption of legislation, regulation or as a result of some other event whereby the benefits associated with the Investor GP Shares are eliminated, reduced or no longer warrant the potential liability risks associated with such Investor GP Shares.

The following is a summary of certain provisions of the LLC Agreement.

Control of LLC Operations

The powers vested in the Manager under the LLC Agreement are broad.  The Manager has full, exclusive and complete discretion in the management and control of the affairs of the Fund and shareholders have no power to take part in the management of, or to bind, the Fund except for the limited voting rights provided in the LLC Agreement and except as required by law.

The Fund’s officers are appointed by the Manager and may be removed by it at any time. Additionally, the Manager may authorize any sale, lease, pledge or other transfer of substantially all of a Fund’s assets without a vote of the shareholders.

Voting Rights and Amendments to the LLC Agreement

The Manager may amend the LLC Agreement without notice to or approval of the holders of Shares for the following purposes:

•	to cure ambiguities or errors;

•	to equitably resolve issues arising under the LLC Agreement so long as similarly situated shareholders are not treated materially differently;

•	to comply with law;

•	to make other changes that will not materially and adversely affect any shareholder’s interest;

•	to maintain the federal income tax status of the Fund or any shareholder, as long as no shareholder’s liability is materially increased; and

•	as otherwise provided in the LLC Agreement.

Other amendments to the LLC Agreement may be proposed either by the Manager or by holders of twenty-five percent or more of the outstanding Shares entitled to vote. A vote on the proposal may be made either by calling a meeting of the shareholders or by soliciting written consents. Proposed amendments require the approval of shareholders who hold of record at least a majority of the total Shares on the record date for the action, given at a meeting of shareholders or by written consents. Any amendment requiring shareholder action (other than an amendment to allow the Fund to be taxed other than as a partnership) may not increase any shareholder’s liability, change the capital contributions required of him or her or his or her rights in interest in the Fund’s profits, losses, deductions, credits, revenues or distributions in more than a de minimis matter, or change his or her rights on dissolution or any voting or management rights without such shareholder’s consent. Any amendment that changes the Manager’s management rights, other than the removal of the Manager, requires the consent of the Manager. Generally, shareholders have no right to vote on matters other than those involving (i) certain amendments to the LLC Agreement, (ii) the removal of the Manager, (iii) the conversion of the Fund to corporate form, (iv) the withdrawal of a shareholder, and (v) the designation of a new Manager upon a vacancy. If any matter requires a vote of shareholders, it must be approved by shareholders who own of record at least a majority of the Shares, or if a different vote is required by law, each shareholder will have voting rights equal to his or her total Shares for purposes of determining the number of votes cast or not cast.  Holders of Shares have one vote for each whole Share, and for each fractional Share, a fraction of one vote equal to the fraction of a Share it represents.

For all purposes, a majority of the Shares means Shares representing more than fifty percent of the combined voting power of all of the Shares entitled to vote on a certain matter.

Participation in Costs and Revenues

Available cash determines what amounts the Fund will be able to distribute in cash to shareholders. There are three types of available cash:

•	available cash from operations;

•	available cash from capital transactions; and

•	available cash from temporary investments, which include investments in marketable securities, money market accounts, and similar type investments.

These terms are not defined by, and are not the same as, similar concepts under GAAP.  Available cash from operations is generally total cash received by the Fund from operations less related expenses, as further described in the LLC Agreement.  Available cash from capital transactions is generally proceeds received by the Fund in connection with the acquisition, transfer, distribution or disposition of Fund assets or interest that is made other than in the ordinary course of the Fund’s business.  Available cash from temporary investments is generally total cash received by the Fund in connection with its short-term investments.  There is no fixed requirement to distribute available cash. Instead, available cash will be distributed to shareholders to the extent, and at such times, as the Manager believes is advisable. Once the amount and timing of a distribution is determined, it shall be made to shareholders as described below.

Distributions from Operations

At such times during a calendar year as the Manager determines, if all early investment incentive distributions have been made in full, the Fund may make distributions up to the amount of the undistributed available cash from operations to shareholders. The Manager will be entitled to 15% and shareholders will be entitled to 85% of the available cash from operations distributed.

Distributions from Capital Transactions

Available cash from capital transactions that the Manager decides to distribute will be paid as follows:

•
before shareholders have received total distributions (including distributions from available cash from operations and available cash from capital transactions) equal to their capital contributions, 99% of available cash from capital transactions will be distributed to shareholders and 1% to the Manager; and

•
after shareholders have received total distributions (including available cash from operations and available cash from capital transactions) equal to their capital contributions, 85% of available cash from capital transactions will be distributed to shareholders and 15% to the Manager.

Distributions from Temporary Investments

The Manager may determine that the Fund make distributions up to the amount of the undistributed available cash from temporary, or short-term, investments to shareholders. The Manager will be entitled to 1% and shareholders will be entitled to 99% of the available cash from temporary investments distributed.

General Distribution Provisions

Distributions to shareholders under the foregoing provisions will be apportioned among them in proportion to their ownership of Shares. The Manager has the sole discretion to determine the amount and frequency of any distributions. However, distributions may not be made selectively to one shareholder or group of shareholders, but must be made ratably to all shareholders entitled to that type of distribution at that time. The Manager in its discretion nevertheless may credit select persons with a portion of the Manager’s compensation or distributions from the Fund.

Limited Liability Shares and Investor GP Shares generally have identical rights to allocations and distributions, including allocations and distributions upon the liquidation, dissolution or winding up of the Fund.

Return of Capital Contributions

Each shareholder may look solely to the Fund assets and not to the Manager or the other shareholders for the return of such shareholder’s respective contributions to the Fund, and any returns or interest thereon, and has no right or power to demand or receive property other than cash from the Fund.  The Fund and the Manager will not be required to return any fees properly deducted from the original capital contribution or any costs and expenses incurred and paid by the Fund.

Voluntary Additional Capital Contributions and Supplemental Offering of Shares

Except with respect to holders of Investor GP Shares, the LLC Agreement does not provide for any mandatory assessments of capital from shareholders. This means that the Fund cannot require any shareholder (other than holders of Investor GP Shares) to contribute more money after the completion of such shareholder’s subscription and payment of such shareholder’s initial capital contribution.  See “Dissolution of Fund” below for a discussion of mandatory capital contributions with respect to holders of Investor GP Shares.

If voluntary additional capital contributions are requested by the Fund to fund additional project activities, the Manager will do so through a supplemental offering of Shares in the Fund. The Manager has the discretion to determine the nature, scope, amount and terms of such supplemental offering.

A shareholder who elects to not participate in any supplemental offering of Shares and does not provide additional capital contributions for such additional project activities will have no interest in such additional project activities, but will retain his interest in the projects in which the Fund has already invested. The failure of a shareholder to participate in a supplemental offering may have a dilutive effect on such shareholder’s investment.

Removal of Manager

Shareholders may propose the removal of the Manager, either by calling a meeting or soliciting consents in accordance with the terms of the LLC Agreement. Removal of the Manager requires the affirmative vote of a majority of the Shares and that the Manager has committed an illegal act or an act of gross negligence or willful misconduct that has had a material adverse effect on the Fund.  The shareholders may replace the removed Manager or fill a vacancy by a vote of a majority of the Shares.  In the event that the Manager is removed, the Fund must pay to the Manager a cash amount equal to its capital account balance and any fees or reimbursement to which the Manager is entitled.

Dissolution of Fund

The Fund will wind up, dissolve and terminate its operations on the earliest to occur of either (a) the determination by the Manager to terminate and dissolve the Fund or (b) any other event requiring dissolution by law.  Upon the dissolution of the Fund, the Fund will wind up its business, sell all of its assets (except as otherwise determined by the liquidating trustee), and liquidate the Fund’s assets to the Investors.

If, upon liquidation, the capital account of the Manager and/or any holder of Investor GP Shares has a deficit balance, the Manager and such shareholder will be required to make additional capital contributions to the Fund in an amount necessary to restore such deficit balance to zero.

Transferability of Interests

The Shares are subject to transfer restrictions set forth in the LLC Agreement.  Under the terms of the LLC Agreement, no shareholder may assign or transfer all or any part of his or her interest in the Fund and no transferee will be deemed a substitute shareholder or be entitled to exercise or receive any of the rights, powers or benefits of a shareholder unless (i) such transferee has been approved and accepted by the Manager, in its sole and absolute discretion, as a substitute shareholder, and (ii) certain other requirements set forth in the LLC Agreement (including receipt of an opinion of counsel that the transfer does not have adverse effects under the securities laws) have been satisfied.  Notwithstanding the foregoing, an involuntary transfer of all or part of a shareholder’s Shares may occur by reason of (i) death, (ii) court order, (iii) dissolution of a shareholder which is an entity, (iv) bankruptcy, (v) divorce, (vi) foreclosure, or (vii) any other transfer by operation of law, pursuant to which the Shares are permitted to pass directly to the transferee and the transferee will become an assignee of such Shares and be subject to the terms and conditions of the LLC Agreement.  The transferee, however, will not become a member of the Fund unless and until admitted as a substitute shareholder as set forth above.

Liability

Holders of Investor GP Shares are personally obligated for any and all of the debts, obligations, and liabilities of the Fund (i) that accrue prior to the conversion of such Investor GP Shares into Limited Liability Shares and (ii) to the extent such debts, obligations, and liabilities are not satisfied by Fund assets.  Upon the conversion of Investor GP Shares into Limited Liability Shares, holders of such Shares will no longer be personally liable for claims resulting from Fund activities that occur after the conversion, but they remain personally liable for claims arising from Fund activities occurring prior to the conversion.  Notwithstanding the foregoing, the LLC Agreement provides that the Manager will defend, indemnify, hold harmless, and pay all judgments and claims against holders of Investor GP Shares relating to any liabilities incurred by them in connection with the business of the Fund and as a result of their status as holders of Investor GP Shares; provided however, that if such liabilities are the result of a negligent act or omission of such shareholders or a breach by such shareholders of the LLC Agreement, then such shareholders will be liable to the Fund, the Manager and other shareholders of the Fund for any damages and obligations resulting therefrom.  Holders of Investor GP Shares also may be personally liable under Delaware law or the LLC Agreement to the same extent as holders of Limited Liability Shares described below.  Additionally, holders of Investor GP Shares may be required to make up any deficit in their capital accounts upon dissolution of the Fund as described above in “Dissolution of Fund.”

Assuming compliance with the LLC Agreement and applicable formative and qualifying requirements in Delaware and any other jurisdiction in which the Fund conducts its business, a holder of Limited Liability Shares will not be personally liable under Delaware law or the LLC Agreement for any obligations of the Fund, except:

•	to the extent of any unpaid capital contributions;

•	for the amount of any wrongful distributions that render the Fund insolvent; and

•
for any loss, damage or claim arising from any act or omission of such shareholder, including, without limitation, indemnification liabilities arising from any misrepresentation made by the shareholder to the Fund when purchasing Shares.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

RIDGEWOOD ENERGY A-1 FUND, LLC

Date: June 28, 2010	By:	/s/ ROBERT E. SWANSON
Robert E. Swanson
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

	Signature	Capacity	Date

By:	/s/ ROBERT E. SWANSON	Chief Executive Officer	June 28, 2010
	Robert E. Swanson	(Principal Executive Officer)

By:	/s/ KATHLEEN P. MCSHERRY	Executive Vice President and Chief Financial Officer	June 28, 2010
	Kathleen P. McSherry	(Principal Financial and Accounting Officer)

RIDGEWOOD ENERGY CORPORATION:
By:	/s/ ROBERT E. SWANSON	Chief Executive Officer of the Manager	June 28, 2010
Robert E. Swanson